Exhibit 99.1:

RNS Number : 7546M

Unilever PLC

01 May 2018

Director Declaration

Pursuant to the UK Listing Rule 9.6.14(2), Unilever PLC announces that Nils Andersen, Independent Non-Executive Director, joined Akzo Nobel N.V. as a Director on 26 April 2018.

This information is provided by RNS

The company news service from the London Stock Exchange

END